LEBENTHAL FINANCIAL SERVICES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER
8-67140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lebenthal Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 N. Broadway, Ste 238
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Hartzman	516-349-5555	mhartzman@lebenthal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lebenthal Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YVETTE WERTHNER
Notary Public, State of New York
No. 01WE6247668
Qualified in Suffolk County
Commission Expires August 29, 2023

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEBENTHAL FINANCIAL SERVICES, INC

DECEMBER 31, 2021

TABLE OF CONTENTS

Independent Auditors' Report

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Lebenthal Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lebenthal Financial Services, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 29, 2022

LEBENTHAL FINANCIAL SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash	$ 283,047
Due from clearing firm	50,113
Due from affilaite	4,305
Fees receivable	183,745
Other assets	46,194
Total assets	$ 567,404
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 48,061
PPP bank loan payable (Note 6)	24,733
Total liabilities	72,794
Stockholder's Equity:	
Common stock, no par value, 200 shares authorized,	
100 shares issued and outstanding	25,000
Additional paid-in capital	396,556
Retained earnings	73,054
Stockholder's equity	494,610
Total stockholder's equity	
Total liabilities and stockholder's equity	$ 567,404

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Lebenthal Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Jericho, New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The accompanying statement of financial condition is presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company had cash of $283,047 and no cash equivalents as of December 31, 2021. As of that date its cash was held in a single financial institution located in the United States. The Company's cash balance at times exceeds the FDIC-insured level of $250,000. The Company has not incurred any losses with respect to this concentration.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*
Agency Securities Transactions
The Company is an introducing broker-dealer that earns commissions from referring customer securities transactions to a clearing broker on a fully disclosed basis. These securities transactions involve listed equity and debt securities; mutual funds; and other traded investments. The Company records securities transactions as well as the related commission revenue on the trade date. The Company's performance obligations are satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and the ownership risks and rewards transfer.

Variable annuities, Mutual Funds, College 529 Plans
The Company earns commissions from the sale of mutual fund shares, variable annuities and life insurance, and college 529 plans. The Company has determined that its performance obligation is the selling process, which is satisfied upon transaction execution and collection. In the case of subscription and installment payment agreements, revenue is recorded upon collection.

The Company earns ongoing trailing commissions from variable annuities, mutual funds and life insurance throughout these investments' lives. The Company's performance obligations are client service duties; and, for policy renewals, the sale and collection of premiums. The Company considers trailing commissions as variable consideration. The amount and realization of this revenue is dependent on myriad factors outside the Company's control, such as future economic conditions, investor decisions and market values. As a result, the Company recognizes trailing commissions as revenue upon resolution of their uncertainty when collected.

Direct Costs
The Company recognizes commissions expense; clearing and other transaction fees; and other direct costs in the same accounting period as the associated revenues. Costs related to canceled revenue agreements are written off.

Current Expected Credit Losses
On January 1, 2020, the Company adopted FASB ASC 326 - "Financial Instruments - Credit Loses ("ASC Topic 326) which replaces the incurred loss methodology with the current expected credit loss ("CECL) methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. As of December 31, 2020, the current receivables from its Customers included 12B1 fee income. The Company reviews the credit quality of its customers and determined that no allowance for credit losses was required as of December 31,2021.

Leases
In connection with the new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective approach. The Company does not maintain any leases in excess of a one-year term. As such, the Company does not have an obligation to record a right of use asset or an offsetting lease obligation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deposit with Clearing Broker
The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. As of December 31, 2020, this amount was $50,113.

Receivable from Clearing Broker
The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2020. As of December 31, 2021, there was no amount due from the broker.

Income taxes
No provision has been made for federal or state income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's stockholders include the operations of the Company in their individual income tax returns. The Company pays state franchise tax, when applicable.

Uncertain tax position
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

3. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with an affiliated entity under common ownership, the Company is responsible for its share of allocated administration salaries and rent expense. These allocated costs are updated periodically, and determined based on percentages of personnel time and other factors. The Company prepaid some of these charges and recorded a due from affiliate in the amount of $4,305 as of December 31, 2021. Amounts due from affiliate are non-interest bearing and are due on demand.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $260,366, which exceeded the required minimum net capital of $5,000 by $255,366. Aggregate indebtedness at December 31, 2021 totaled $72,794. The Company's percentage of aggregate indebtedness to net capital was 27.96%.

5. OTHER ASSETS

As of December 31, 2021, other assets primarily consisted of prepaid expenses for regulatory expenses and insurance.

6. PPP BANK LOAN PAYABLE

The Company received loan proceeds in the amount of approximately $202,000 under the Paycheck Protection Program ("PPP") in May of 2020 from Citibank Bank. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

On November 3, 2021 the SBA approved the forgiveness of the PPP loan in the amount of $ 176,664. The unforgiven portion of the PPP loan of $25,336 will have an interest rate of 1% and a maturity date of May 1, 2025. As of December 31, 2021, the loan amount was $24,773.

The scheduled principal payments are summarized as follows:

Years Ended December 31,	Total
2022	$ 7,260
2023	7,333
2024	7,407
2025	2,733
	$ 24,733

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021 through the date these financial statements were issued and determined that there are no material events that would require recording or disclosures in the Company's financial statements.